EX-99.2 Shinhan Financial Group Review Report for the 3Q of 2023 (Seperate)

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of Shinhan Financial Group Co., Ltd. (the “Company”), which comprise the separate interim statement of financial position as of September 30, 2023, the separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2023, and the separate interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2023, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Review Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such separate interim financial statements may differ from those generally accepted and applied in other countries.

The accompanying separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022, and the separate interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2022, were reviewed by another auditor and their report thereon, dated November 14, 2022, expressed that nothing was found for them to believe those financial statements are not presented fairly, in all material respects, in accordance with K-IFRS No. 1034 Interim Financial Reporting.

The separate statement of financial position of the Company as of December 31, 2022, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) were audited by another auditor in accordance with Korean Standards on Auditing and their report thereon, dated March 6, 2023, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2022, presented for comparative purposes, is consistent, in all material respects, with the audited separate statement of financial position from which it has been derived.

KPMG Samjong Accounting Corp.

November 14, 2023

Seoul, Korea

This report is effective as of November 14, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Financial Position

As of September 30, 2023 and December 31, 2022

(In millions of Korean won)	Notes		September 30, 2023 (Unaudited)	December 31, 2022

Assets
Cash and due from banks at amortized cost	4, 5, 24	~~W~~	20	2,187
Financial assets at fair value through profit or loss	4, 6, 24		2,735,814	1,778,475
Loans at amortized cost	4, 7, 24		4,109,353	4,009,467
Property and equipment	24		7,212	5,820
Intangible assets	24		5,719	5,591
Investments in subsidiaries	8		30,730,353	30,730,364
Net defined benefit assets	11		-	1,746
Deferred tax assets			-	18,311
Other assets	4, 7, 24		742,057	904,353
Total assets		~~W~~	38,330,528	37,456,314

Liabilities
Borrowings	4, 9, 23	~~W~~	64,664	20,000
Debt securities issued	4, 10, 23, 24		10,930,932	9,815,457
Net defined benefit liabilities	11		687	-
Deferred tax liabilities			3,810	-
Other liabilities	4, 24		781,011	944,308
Total liabilities			11,781,104	10,779,765

Equity	12
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,001,731	4,196,968
Capital surplus			11,350,744	11,350,819
Capital adjustments			(148,464)	(46,114)
Accumulated other comprehensive loss			(5,980)	(5,210)
Retained earnings			8,381,752	8,210,445
Total equity			26,549,424	26,676,549
Total liabilities and equity		~~W~~	38,330,528	37,456,314

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2023 and 2022

(In millions of Korean won, except earnings per share data)	Notes		September 30, 2023 (Unaudited)		September 30, 2022 (Unaudited)
			Three-month	Nine- month	Three- month	Nine- month

Interest income	21, 24	~~W~~	23,471	69,012	22,752	63,950
Interest expense	24		(75,424)	(206,318)	(57,684)	(161,165)
Net interest expense	13		(51,953)	(137,306)	(34,932)	(97,215)

Fees and commission income	21, 24		17,382	52,140	18,680	52,762
Fees and commission expense	24		(39)	(396)	(293)	(454)
Net fees and commission income	14		17,343	51,744	18,387	52,308

Dividend income	15, 21, 24		12,659	1,773,089	8,704	1,461,953
Net gain (loss) on financial instruments at fair value through profit or loss	21		19,868	103,748	(39,178)	(128,036)
Net foreign currency transaction gain			3,451	25,748	77,780	138,429
Reversal of (provision for) credit loss allowance	16, 21		(142)	1,294	(653)	163
General and administrative expense	17, 24		(30,783)	(93,128)	(31,755)	(93,462)

Operating income (expense)			(29,557)	1,725,189	(1,647)	1,334,140

Non-operating income			533	218	4,197	4,116

Profit (loss) before income taxes			(29,024)	1,725,407	2,550	1,338,256

Income tax expense (benefit)	19		(1,718)	22,390	7,422	(7,502)
Profit (loss) for the period			(27,306)	1,703,017	(4,872)	1,345,758

Other comprehensive income (loss) for the period, net of income tax Items that will not be reclassified to profit or loss:
Remeasurements of the defined benefit liabilities (assets)			-	(770)	-	1,078
Total comprehensive income (loss) for the period		~~W~~	(27,306)	1,702,247	(4,872)	1,346,836

Basic and diluted earnings (loss) per share in Korean won	20	~~W~~	(151)	2,995	(94)	2,311

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2023 and 2022

(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehen-sive loss	Retained earnings	Total
Balance at January 1, 2022	~~W~~	2,969,641	3,334,531	11,350,819	(45,797)	(7,253)	8,803,435	26,405,376
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,345,758	1,345,758
Other comprehensive income		-	-	-	-	1,078	-	1,078
		-	-	-	-	1,078	1,345,758	1,346,836
Transactions with owners:
Annual dividends		-	-	-	-	-	(747,705)	(747,705)
Quarterly dividends		-	-	-	-	-	(425,434)	(425,434)
Dividends to hybrid bonds		-	-	-	-	-	(117,058)	(117,058)
Redemption of hybrid bonds		-	(134,683)	-	(317)	-	-	(135,000)
Issuance of hybrid bonds		-	997,120	-	-	-	-	997,120
Acquisition of treasury stock		-	-	-	(150,300)	-	-	(150,300)
Retirement of treasury stock		-	-	-	150,300	-	(150,329)	(29)
		-	862,437	-	(317)	-	(1,440,526)	(578,406)
Balance at September 30, 2022 (Unaudited)	~~W~~	2,969,641	4,196,968	11,350,819	(46,114)	(6,175)	8,708,667	27,173,806

Balance at January 1, 2023	~~W~~	2,969,641	4,196,968	11,350,819	(46,114)	(5,210)	8,210,445	26,676,549
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	1,703,017	1,703,017
Other comprehensive loss		-	-	-	-	(770)	-	(770)
		-	-	-	-	(770)	1,703,017	1,702,247
Transactions with owners:
Annual dividends		-	-	-	-	-	(455,215)	(455,215)
Quarterly dividends		-	-	-	-	-	(546,486)	(546,486)
Dividends to hybrid bonds		-	-	-	-	-	(142,893)	(142,893)
Redemption of hybrid bonds		-	(1,092,883)	-	(102,667)	-	-	(1,195,550)
Transfer of redemption loss of hybrid bonds to retained earnings		-	-	-	317	-	(317)	-
Issuance of hybrid bonds		-	897,646	-	-	-	-	897,646
Acquisition of treasury stock		-	-	-	(386,719)	-	-	(386,719)
Retirement of treasury stock		-	-	-	386,719	-	(386,799)	(80)
Preferred stock converted to common stock		-	-	(75)	-	-	-	(75)
		-	(195,237)	(75)	(102,350)	-	(1,531,710)	(1,829,372)
Balance at September 30, 2023 (Unaudited)	~~W~~	2,969,641	4,001,731	11,350,744	(148,464)	(5,980)	8,381,752	26,549,424

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2023 and 2022

			Nine-month periods ended September 30
(In millions of Korean won)	Notes		2023 (Unaudited)	2022 (Unaudited)

Cash flows from operating activities
Profit for the period		~~W~~	1,703,017	1,345,758
Adjustments for:
Interest income	13, 21		(69,012)	(63,950)
Interest expense	13		206,318	161,165
Dividend income	15, 21		(1,773,089)	(1,461,953)
Income tax benefit (expense)	19		22,390	(7,502)
Net gain (loss) on financial instruments at fair value through profit or loss			(78,184)	139,545
Reversal of credit loss allowance	16, 21		(1,294)	(163)
Employee benefits			3,811	3,732
Depreciation and amortization	17		2,901	2,405
Net foreign currency translation gain			(4,253)	(128,299)
Non-operating expense (income)			4	(4,834)
			(1,690,408)	(1,359,854)
Changes in assets and liabilities:
Due from banks			-	41,000
Financial instruments at fair value through profit or loss			(561,147)	(364,299)
Other assets			(424)	446
Net defined benefit liabilities (assets)			(25)	1,671
Other liabilities			(8,238)	(3,901)
			(569,834)	(325,083)

Interest received			73,545	69,514
Interest paid			(198,940)	(161,890)
Dividends received			1,768,431	1,459,078
Income tax paid (refund)			515	(1,532)
Net cash provided by operating activities			1,086,326	1,025,991

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(300,000)	(400,000)
Lending of loans at amortized cost			(203,361)	(420,000)
Collection of loans at amortized cost			200,000	450,000
Acquisition of property and equipment			(1,947)	(2,535)
Acquisition of intangible assets			(205)	-
Increase in other assets			(1,440)	(864)
Decrease in other assets			1,112	990
Acquisition of investments in subsidiaries			11	(310,175)
Disposal of assets held-for-sale			-	20,354
Net cash used in investing activities		~~W~~	(305,830)	(662,230)

SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Statements of Cash Flows (Continued)

For the nine-month periods ended September 30, 2023 and 2022

			Nine-month periods ended September 30
(In millions of Korean won)	Notes		2023 (Unaudited)	2022 (Unaudited)

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	897,646	997,120
Redemption of hybrid bonds			(1,195,550)	(135,000)
Issuance of debt securities			2,153,339	1,637,479
Repayments of debt securities issued			(1,149,626)	(1,446,000)
Increase in borrowings			163,763	20,000
Decrease in borrowings			(120,000)	-
Conversion costs for preferred stock to common stock			(75)	-
Dividends paid			(1,144,090)	(1,289,590)
Acquisition of treasury stock			(386,719)	(150,300)
Retirement costs for treasury stock			(81)	(29)
Repayments of leased liabilities			(1,272)	(1,259)
Net cash used in financing activities			(782,665)	(367,579)

Effect on the exchange rate changes of cash equivalents in foreign currency			-	2

Net decrease in cash and cash equivalents			(2,169)	(3,816)

Cash and cash equivalents at the beginning of the period	23		2,186	3,961

Cash and cash equivalents at the end of the period	23	~~W~~	17	145

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

1. Reporting entity

Shinhan Financial Group Co., Ltd. (hereinafter referred to as "the Company") was established on September 1, 2001 for the main business purposes such as control and management of companies operating in the financial industry, and financial support for subsidiaries. In addition, the stocks were listed on the Korea Exchange on September 10, 2001, and the Company was registered with the Securities and Exchange Commission (SEC) on September 16, 2003, and on the same date, ADS (American Depositary Shares) was listed on the New York Stock Exchange (NYSE).

2. Basis of preparation

(a)
Statement of compliance

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. These separate interim financial statements were prepared in accordance with K-IFRS No.1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements and contain less information than required in the annual separate financial statements. Selective comments include a description of transactions or events that are significant in understanding the changes in the financial position and management performance of the Company that occurred after December 31, 2022.

The separate interim financial statements of the Company are separate financial statements prepared in accordance with K-IFRS No. 1027 ‘Separate Financial Statements’, in which the controlling company, investors in associates or joint ventures account for their investments on the basis of direct equity investments, not on the investee’s reported performance and net assets.

(b) Use of estimates and judgments

The preparation of the separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. If the estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual circumstances, the related actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing the separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2022 except for the method of estimation used to determine the income tax expense for the interim period.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

3. Significant accounting policies

(a) The Company applies the same accounting policies applied as when preparing the annual separate financial statements for the year ended December 31, 2022, except for the following amendments that have been applied for the first time since January 1, 2023 and as described in Note 2(b).

i) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements' –Disclosure of Accounting Policies

The amendments define material accounting policy information and require disclosure of material accounting policy information. The Company expects that the amendments will not have a significant impact on the separate financial statements.

ii) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements'– Disclosure of profit or loss on assessment of financial liability with exercise price adjusting term

The amendments require disclosure of the carrying amount of financial liabilities and the related gain or loss, if all or part of financial instruments with the adjustable exercise price are classified as financial liabilities. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iii) Amendments to K-IFRS No. 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’– Definition of Accounting Estimates

The amendments define accounting estimates and clarify the way to distinguish changes in accounting policies from changes in accounting estimates. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iv) Amendments to K-IFRS No. 1012 ‘Income Taxes’- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments add a requirement to the initial recognition exemption by requiring entities to recognize the deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences. The amendments will not have a significant impact on the separate financial statements.

(b)
The following new accounting amendments are enacted and published but are not mandatory as of September 30, 2023.

i) Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ amended - Classification of Liabilities as Current or Non- current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Company currently reviews the effects of the amendments on its financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the “Group”) are exposed to various risks that may occur in each business area, and the main risks are credit risk, market risk, interest rate risk and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with the basic risk management policies established by the controlling company and each subsidiary.

i) Risk management organization

The Group's basic policies and strategies for risk management are established by the Risk Management Committee (hereinafter referred to as the “Group Risk Management Committee”) within the board of directors of the controlling company. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and discusses risk policies and strategies of the group and each subsidiary through the Group Risk Council, which consists of each subsidiary's Chief Risk Management Officer. Subsidiaries implement the group's risk policies and strategies through risk management committees, risk-related working committees, and risk management organizations for each company, and consistently establish and implement detailed risk policies and strategies for subsidiaries. The risk management team of the controlling company performs the risk management and supervision by assisting the Group's Chief Risk Manager.

Shinhan Financial Group has a hierarchical limit system to manage the group's risks at an appropriate level. The Group Risk Management Committee sets the risk limits that can be borne by the group and each subsidiary, and the risk management committees and management level risk groups of each subsidiary establish and manage detailed risk limits by types of risk, departments, desks, and products.

ii) Risk management framework

ii-1) Risk capital management

Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite, which is a datum point on the level of risk burden compared to available capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

ii-2) Risk monitoring

The Group proactively, preemptively, and periodically reviews risks that may impact our overall operations through a multidimensional risk monitoring system. Currently, each subsidiary is required to report to the Company any factors that could have a material impact on the group-wide risk management, and the Company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed.

In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each subsidiary, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

ii-3) Risk review

The risk management departments of all subsidiaries are required to review in advance on matters relating to the adoption of new financial transactions, relating to the entry into new business concerning investment and capital increase, and relating to the settlement and change of limits. Through these reviews, risk factors are reviewed in advance, reckless promotion of business that may not easily detect risk factors are barred, and reasonable decision-making is supported.

4. Financial risk management (continued)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(a) Overview (continued)

The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

ii-4) Crisis management

The Group maintains a group-wide risk management system to detect the signals of any risk crisis and to respond on a timely, efficient and flexible basis in the event of a crisis actually happening, so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, “caution”, “alert”, “imminent crisis” and “crisis”. Such contingency levels are determined based on quantitative and qualitative monitoring and consequence analysis, and upon the occurrence of any such contingency, each subsidiary is required to respond according to a prescribed contingency plan. At the controlling company level, the Company maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the occurrence of any contingency at two or more subsidiary level, the Company directly takes charge of the situation so that the Company manages it on a concerted group-wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. The Company’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of default over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort and indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit rate is a key input variable for determining term structure of probability of default. The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses. The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk, and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue by 90 days or more from the contractual payment date

- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms)

- quantitative factors (e.g. If the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)

- internal data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating this forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio by analyzing data obtained from past experience and drew correlations across credit risk for each variable. After that, the Company reflected the forward-looking information through regression estimation. To reflect internal and external economic uncertainty, the Company reviewed the worst scenario in addition to the 3 scenarios of upside, central and downside to reflect the final forward-looking information.

Key macroeconomic variables	Correlation with credit risk
GDP growth rate (YoY %)	(-)
Private consumption index growth rate (YoY %)	(-)
Index of equipment investment growth rate (YoY %)	(-)
Consumer price index growth rate (%)	(+)
Balance on current account ($0.1 billion)	(-)

The predicted correlations between the macroeconomic variables and the risk of default used by the Company are derived based on the data from the past more than ten years.

4. Financial risk management (continued)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(b) Credit risk (continued)

i) Credit risk management (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by Shinhan Bank and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time and considering the distribution of ratings, so that the counterparty or exposure is not concentrated on a specific rating.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Company uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain the homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from past experience.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of the Financial Supervisory Service, if necessary. The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of September 30, 2023 and December 31, 2022 are as follows:

			September 30, 2023	December 31, 2022
Due from banks and loans at amortized cost(*1):	Banks	~~W~~	20	2,187
	Corporations		4,109,353	4,009,467
			4,109,373	4,011,654
Financial assets at fair value through profit or loss			1,512,923	932,091
Other financial assets at amortized cost (*1)(*2)			740,093	902,881
		~~W~~	6,362,389	5,846,626

(*1) The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are measured as net of allowances.

(*2) It is comprised of accounts receivable, accrued income and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Information of financial assets by credit risk

Financial assets by credit risk as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
		12-month ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	20	-	20	-	20
Corporations		4,111,280	-	4,111,280	(1,927)	4,109,353
		4,111,300	-	4,111,300	(1,927)	4,109,373
Other financial assets at amortized cost		740,316	-	740,316	(223)	740,093
	~~W~~	4,851,616	-	4,851,616	(2,150)	4,849,466

		December 31, 2022
		12-month ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost (*):
Banks	~~W~~	2,189	-	2,189	(2)	2,187
Corporations		4,012,304	-	4,012,304	(2,837)	4,009,467
		4,014,493	-	4,014,493	(2,839)	4,011,654
Other financial assets at amortized cost		903,486	-	903,486	(605)	902,881
	~~W~~	4,917,979	-	4,917,979	(3,444)	4,914,535

(*) The credit quality of due from banks and loans is divided into Prime and Normal. The credit quality of due from banks and loans as of September 30, 2023 and December 31, 2022 was classified as Prime. The distinction between grade Prime and Normal is as follows:

Type of borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(c) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

According to the Financial Holding Companies Act, the Company manages liquidity so that the total amount of assets with a residual maturity of less than one month exceeds the total amount of liabilities with a residual maturity of less than one month as of the end of each month.

Contractual maturities for non-derivative financial liabilities as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities (*)
Borrowings	~~W~~	50,000	-	15,000	-	-	-	65,000
Debt securities issued		502,261	120,014	332,179	1,356,192	8,474,440	1,222,737	12,007,823
Other financial liabilities		53,780	2,077	1,058	408,695	713	-	466,323
	~~W~~	606,041	122,091	348,237	1,764,887	8,475,153	1,222,737	12,539,146
		December 31, 2022
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities (*)
Borrowings	~~W~~	-	20,000	-	-	-	-	20,000
Debt securities issued		118,327	410,000	521,135	850,040	7,128,979	1,625,108	10,653,589
Other financial liabilities		24,039	6,602	131,488	1,079	107,906	-	271,114
	~~W~~	142,366	436,602	652,623	851,119	7,236,885	1,625,108	10,944,703

(*) The amounts include both principal and interest cash flows of financial liabilities.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement of the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses its judgement to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques such as a method of using recent transactions between independent parties with reasonable judgement and willingness to trade or a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

• Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

• Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

• Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	1,512,923	1,222,891	2,735,814

		December 31, 2022
		Level 1	Level 2	Level 3	Total
Assets
Financial assets measured at fair value through profit or loss	~~W~~	-	932,091	846,384	1,778,475

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement of the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

		September 30, 2023
		Financial assets measured
		at FVTPL
Beginning balance	~~W~~	846,384
Recognized in profit or loss		76,507
Purchases		300,000
Ending balance	~~W~~	1,222,891

		December 31, 2022
		Financial assets measured	Net derivative instruments
		at FVTPL	held for trading
Beginning balance	~~W~~	564,387	11,670
Recognized in profit or loss		(118,003)	10,578
Purchases		400,000	-
Payment		-	(22,248)
Ending balance	~~W~~	846,384	-

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of September 30, 2023 and December 31, 2022 are as follows:

	Classification	Valuation techniques	Type		Book value	Inputs
2023	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	~~W~~	1,512,923	Prices of underlying assets such as stocks, bonds and exchange rates
2022	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	~~W~~	932,091	Prices of underlying assets such as stocks, bonds and exchange rates

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement of the fair value of financial instruments (continued)

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets measured at FVTPL	Option model(*)	Hybrid bonds	~~W~~	1,222,891	Volatility of interest rate	0.56%~1.37%

(*) It is calculated by applying the Hull-White model.

	December 31, 2022
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Financial assets measured at FVTPL	Option model(*)	Hybrid bonds	~~W~~	846,384	Volatility of interest rate	0.72%~1.47%

(*) It is calculated by applying the Hull-White model.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement of the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity to changes in unobservable input variables

- For level 3 fair value measurement, effect on profit (loss) followed by changing one or more of the unobservable inputs to reasonably possible alternative assumptions as of September 30, 2023 and December 31, 2022 are as follows:

			September 30, 2023
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets at fair value through profit or loss	~~W~~	867	(1,039)

(*) Based on 10% increase or decrease on interest rate volatility, which is the major unobservable input.

			December 31, 2022
Type of financial instrument			Profit (loss) for the year
			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets at fair value through profit or loss	~~W~~	989	(1,149)

(*) Based on 10% increase or decrease on interest rate volatility, which is the major unobservable input.

ii) The financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower, etc.
Borrowings and debt securities issued

The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement of the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-2) The carrying value and fair value of the financial instruments measured at amortized cost as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023		December 31, 2022
		Carrying value	Fair value	Carrying value	Fair value
Assets:
Due from banks at amortized cost	~~W~~	20	20	2,187	2,187
Loans at amortized cost		4,109,353	3,955,232	4,009,467	3,676,855
Other financial assets		740,093	740,093	902,881	902,881
	~~W~~	4,849,466	4,695,345	4,914,535	4,581,923
Liabilities:
Borrowings	~~W~~	64,664	64,311	20,000	19,922
Debt securities issued		10,930,932	10,561,631	9,815,457	9,196,089
Other financial liabilities		512,007	512,007	314,613	314,613
	~~W~~	11,507,603	11,137,949	10,150,070	9,530,624

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed at their fair values as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	17	3	-	20
Loans at amortized cost		-	-	3,955,232	3,955,232
Other financial assets		-	-	740,093	740,093
	~~W~~	17	3	4,695,325	4,695,345
Liabilities:
Borrowings	~~W~~	-	64,311	-	64,311
Debt securities issued		-	10,561,631	-	10,561,631
Other financial liabilities		-	-	512,007	512,007
	~~W~~	-	10,625,942	512,007	11,137,949

		December 31, 2022
		Level 1	Level 2	Level 3	Total
Assets:
Due from banks at amortized cost	~~W~~	2,184	3	-	2,187
Loans at amortized cost		-	-	3,676,855	3,676,855
Other financial assets		-	-	902,881	902,881
	~~W~~	2,184	3	4,579,736	4,581,923
Liabilities:
Borrowings	~~W~~	-	19,922	-	19,922
Debt securities issued		-	9,196,089	-	9,196,089
Other financial liabilities		-	-	314,613	314,613
	~~W~~	-	9,216,011	314,613	9,530,624

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(d) Measurement of the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-4) Information on valuation technique and inputs used as of September 30, 2023 and December 31, 2022 in measuring financial instruments not measured at fair value classified as level 2 or 3 are as follows:

	September 30, 2023
	Valuation technique		Fair value	Inputs
Assets:
Due from banks at amortized cost	-	~~W~~	3	-
Loans at amortized cost	DCF		3,955,232	Discount rate Exchange rate
Other financial assets	DCF		740,093	Discount rate Exchange rate
		~~W~~	4,695,328
Liabilities:
Borrowings	DCF	~~W~~	64,311	Discount rate
Debt securities issued	DCF		10,561,631	Discount rate Exchange rate
Other financial liabilities	DCF		512,007	Discount rate Exchange rate
		~~W~~	11,137,949

	December 31, 2022
	Valuation technique		Fair value	Inputs
Assets:
Due from banks at amortized cost	-	~~W~~	3	-
Loans at amortized cost	DCF		3,676,855	Discount rate Exchange rate
Other financial assets	DCF		902,881	Discount rate Exchange rate
		~~W~~	4,579,739
Liabilities:
Borrowings	DCF	~~W~~	19,922	Discount rate
Debt securities issued	DCF		9,196,089	Discount rate Exchange rate
Other financial liabilities	DCF		314,613	Discount rate Exchange rate
		~~W~~	9,530,624

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

4. Financial risk management (continued)

(e) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	20	-
Financial assets at fair value through profit or loss		2,735,814	-	-
Loans at amortized cost		-	4,109,353	-
Other financial assets at amortized cost		-	740,093	-
	~~W~~	2,735,814	4,849,466	-
Liabilities:
Borrowings	~~W~~	-	-	64,664
Debt securities issued		-	-	10,930,932
Other financial liabilities		-	-	512,007
	~~W~~	-	-	11,507,603
		December 31, 2022
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:
Cash and due from banks at amortized cost	~~W~~	-	2,187	-
Financial assets at fair value through profit or loss		1,778,475	-	-
Loans at amortized cost		-	4,009,467	-
Other financial assets at amortized cost		-	902,881	-
	~~W~~	1,778,475	4,914,535	-
Liabilities:
Borrowings	~~W~~	-	-	20,000
Debt securities issued		-	-	9,815,457
Other financial liabilities		-	-	314,613
	~~W~~	-	-	10,150,070

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

5. Restricted due from banks

Guaranteed deposits on bank accounts that are subject to restriction as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Overdraft deposit	~~W~~	3	3

6. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Beneficiary certificates
Beneficiary certificates in Korean won	~~W~~	1,479,368	862,693
Beneficiary certificates in foreign currency		33,555	69,398
	~~W~~	1,512,923	932,091
Hybrid bonds
Hybrid bonds in Korean won		902,852	561,078
Hybrid bonds in foreign currency		320,039	285,306
	~~W~~	1,222,891	846,384
	~~W~~	2,735,814	1,778,475

7. Loans measured at amortized cost

(a) Loans measured at amortized cost as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Corporate loans – working capital	~~W~~	4,111,280	4,012,304
Less: allowance		(1,927)	(2,837)
	~~W~~	4,109,353	4,009,467

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

7. Financial assets at amortized cost (continued)

(b) Changes in financial assets at amortized cost and other assets for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

		September 30, 2023
		Loans at amortized cost			Due from banks at amortized cost & other financial assets
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	4,012,304	-	-	905,675	-	-	4,917,979
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		205,000	-	-	-	-	-	205,000
Collection		(200,000)	-	-	-	-	-	(200,000)
Others (*)		93,976	-	-	(165,339)	-	-	(71,363)
Ending balance	~~W~~	4,111,280	-	-	740,336	-	-	4,851,616

(*) Other changes are due to changes in dividends receivables of subsidiaries, changes in consolidated tax receivables, changes in accrued income, changes in foreign exchange rate, etc.

		December 31, 2022
		Loans at amortized cost			Due from banks at amortized cost & other financial assets
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total

Beginning balance	~~W~~	3,980,753	-	-	843,202	-	-	4,823,955
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		500,000	-	-	-	-	-	500,000
Collection		(568,000)	-	-	-	-	-	(568,000)
Others (*)		99,551	-	-	62,473	-	-	162,024
Ending balance	~~W~~	4,012,304	-	-	905,675	-	-	4,917,979

(*) Other changes are due to changes in dividends receivables of subsidiaries, changes in consolidated tax receivables, changes in accrued income, changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

7. Financial assets at amortized cost (continued)

(c) Changes in credit loss allowance of in financial assets at amortized cost and other assets for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

		September 30, 2023
		Loans at amortized cost			Due from banks at amortized cost & other financial assets
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	2,837	-	-	607	-	-	3,444
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Reversal of allowance		(910)	-	-	(384)	-	-	(1,294)
Ending allowance	~~W~~	1,927	-	-	223	-	-	2,150

		December 31, 2022
		Loans at amortized cost			Due from banks at amortized cost & other financial assets
		12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	12-month expected credit loss	Lifetime expected credit loss	Impaired financial asset	Total

Beginning allowance	~~W~~	4,694	-	-	832	-	-	5,526
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Reversal of allowance		(1,857)	-	-	(225)	-	-	(2,082)
Ending allowance	~~W~~	2,837	-	-	607	-	-	3,444

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

8. Investments in subsidiaries

Investments in subsidiaries as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023			December 31, 2022
Investees	Ownership percentage (%)		Carrying value	Ownership percentage (%)		Carrying value
Shinhan Bank	100.0	~~W~~	13,617,579	100.0	~~W~~	13,617,579
Shinhan Card Co., Ltd.	100.0		7,919,672	100.0		7,919,672
Shinhan Securities Co., Ltd.	100.0		3,001,420	100.0		3,001,420
Shinhan Life Insurance Co., Ltd.	100.0		4,204,533	100.0		4,204,544
Shinhan Capital Co., Ltd.	100.0		558,921	100.0		558,921
Shinhan Asset Management Co., Ltd.	100.0		326,206	100.0		326,206
Jeju Bank	75.3		179,643	75.3		179,643
Shinhan Savings Bank	100.0		157,065	100.0		157,065
Shinhan Asset Trust Co. Ltd.	100.0		429,491	100.0		429,491
Shinhan DS	100.0		23,026	100.0		23,026
Shinhan Fund Partners Co., Ltd. (*)	99.8		50,092	99.8		50,092
Shinhan REITs Management Co., Ltd.	100.0		30,000	100.0		30,000
Shinhan AI Co., Ltd.	100.0		42,000	100.0		42,000
Shinhan Venture Investment Co., Ltd.	100.0		75,840	100.0		75,840
Shinhan EZ General Insurance, Ltd.	85.1		106,210	85.1		106,210
SHC Management Co., Ltd.	100.0		8,655	100.0		8,655
		~~W~~	30,730,353		~~W~~	30,730,364

(*) On April 3, 2023, Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners Co., Ltd.

9. Borrowings

Borrowings as of September 30, 2023 and December 31, 2022 are as follows:

			September 30, 2023			December 31, 2022
	Lender	Period	Interest rate (%)		Amount	Interest rate (%)		Amount
Borrowings in Korean won	Daol Investment & Securities Co., Ltd.	2022.02.03 ~2023.02.02	2.25	~~W~~	-	2.25	~~W~~	20,000
	Kiwoom Securities Co., Ltd.	2023.02.02 ~2024.02.01	3.79		14,807	-		-
	Hanyang Securities Co., Ltd.	2023.06.26 ~2023.10.26	4.01		49,857	-		-
				~~W~~	64,664		~~W~~	20,000

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

10. Debt securities issued

Debt securities issued as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023			December 31, 2022
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	1.17 ~ 6.17	~~W~~	8,930,000	1.17 ~ 6.17	~~W~~	8,560,000
Discount			(7,332)			(7,289)
			8,922,668			8,552,711

Debt securities issued in foreign currency:
Debt securities issued	1.37 ~ 5.04		1,344,800	1.37		633,650
Subordinated debt securities issued	3.34		672,400	3.34		633,650
Discount			(8,936)			(4,554)
			2,008,264			1,262,746
		~~W~~	10,930,932		~~W~~	9,815,457

11. Net defined benefit liabilities (assets)

(a) Defined benefit assets & liabilities

Defined benefit obligations and plan assets as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Present value of defined benefit obligations	~~W~~	24,152	20,586
Fair value of plan assets		(23,465)	(22,332)
Net defined benefit liabilities (assets)	~~W~~	687	(1,746)

(b) Profit or loss recognized for the nine-month periods ended September 30, 2023 and 2022 are as follows:

c		September 30, 2023		September 30, 2022
		Three- month	Nine- month	Three- month	Nine- month
Current service costs	~~W~~	499	1,496	606	1,819
Net interest income (expense)		(25)	(75)	13	39
	~~W~~	474	1,421	619	1,858

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won, except per share data)

12. Equity

(a) Equity as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Capital stock
Common stock	~~W~~	2,695,586	2,608,176
Preferred stock (*1)		274,055	361,465
		2,969,641	2,969,641

Hybrid bonds		4,001,731	4,196,968

Capital surplus
Share premium		11,350,744	11,350,819

Capital adjustments		(148,464)	(46,114)

Accumulated other comprehensive loss		(5,980)	(5,210)
Retained earnings
Legal reserve (*2)		2,698,360	2,573,435
Regulatory reserve for loan losses		21,078	18,524
Other legal reserves		2,000	2,000
Unappropriated retained earnings		5,660,314	5,616,486
		8,381,752	8,210,445
	~~W~~	26,549,424	26,676,549

(*1) On May 1, 2023, 17,482,000 shares of convertible preferred stock issued on May 1, 2019 were converted to common stock at a conversion ratio of 1:1.

(*2) As of September 30, 2023, the legal reserve is restricted for the dividend to stockholders by law or legislation. According to Article 53 of the Financial Holding Companies Act, the Company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. Such legal reserve shall be used either to reduce a deficit or to transfer capital.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won, except per share data)

12. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of September 30, 2023 and December 31, 2022 are as follows:

	Issue date	Maturity date	Interest rate (%)		September 30, 2023	December 31, 2022
Hybrid bonds in Korean won	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	-		-	134,678
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	August 29, 2018	Perpetual bond	-		-	398,679
	June 28, 2019	Perpetual bond	3.27		199,476	199,476
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	-
	July 13, 2023	Perpetual bond	5.40		498,815	-
Hybrid bonds in foreign currency	August 13, 2018	Perpetual bond	-		-	559,526
	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				~~W~~	4,001,731	4,196,968

(*) For the nine-month period ended September 30, 2023, the deduction for capital related to hybrid bond issued is ~~W~~ 2,354 million.

The Company can make early redemption for the above bonds, after 5 or 10 years from the issue date, and it has the rights to extend the maturity under the same condition.

(c) Capital adjustments

Changes in accumulated capital adjustments for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Beginning balance	~~W~~	(46,114)	(45,797)
Loss on repayment of hybrid bonds		(102,667)	(317)
Decrease in retained earnings (loss on repayment of hybrid bonds)		317	-
Acquisition of treasury stock		(386,719)	(300,600)
Retirement of treasury stock		386,719	300,600
Ending balance	~~W~~	(148,464)	(46,114)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won, except per share data)

12. Equity (continued)

(d) Changes in accumulated other comprehensive loss for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Beginning balance	~~W~~	(5,210)	(7,253)
Remeasurement of net defined benefit liabilities (assets)		(1,037)	2,916
Tax effect		267	(873)
Ending balance	~~W~~	(5,980)	(5,210)

(e) Regulatory reserve for loan losses

If the allowance for credit losses in accordance with K-IFRS falls short of the allowance for credit losses in accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between the two into regulatory reserve for loan losses for each accounting period.

i) Changes in regulatory reserve for loan losses as of September 30, 2023 and December 31, 2022 are as follows

		September 30, 2023	December 31, 2022
Beginning balance	~~W~~	21,078	18,524
Planned regulatory reserve for loan losses		966	2,554
Ending balance	~~W~~	22,044	21,078

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023	September 30, 2022
Profit for the period	~~W~~	1,703,017	1,345,758
Provision for regulatory reserve for loan losses		(966)	(1,118)
Profit for the period adjusted for regulatory reserve	~~W~~	1,702,051	1,344,640
Basic and diluted earnings per share in Korean won adjusted for regulatory reserve (*)	~~W~~	2,994	2,309

(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won, except per share data)

(f) Treasury stock

Changes in treasury stock for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

		September 30, 2023
		Beginning balance	Acquisition (*)	Retirement (*)	Ending balance
Number of shares		6,352	10,762,680	(10,762,680)	6,352
Carrying value	~~W~~	227	386,719	(386,719)	227

(*) During the period the Company acquired treasury stocks for the purpose of retirement and retired 3,676,470 shares, 4,243,281 shares, and 2,842,929 shares on March 28, 2023, June 16, 2023, and August 31, 2023, respectively.

		December 31, 2022
		Beginning balance	Acquisition (*)	Retirement (*)	Ending balance
Number of shares		6,352	7,814,685	(7,814,685)	6,352
Carrying value	~~W~~	227	300,600	(300,600)	227

(*) During the period, the Company acquired treasury stocks for the purpose of retirement and retired 3,665,423 shares and 4,149,262 shares on April 25, 2022 and November 23, 2022, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

13. Net interest expense

Net interest expense for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three- month	Nine- month	Three- month	Nine- month
Interest income:
Cash and due from banks at amortized cost	~~W~~	28	204	52	109
Loans at amortized cost		23,313	68,427	22,646	63,662
Others		130	381	54	179
		23,471	69,012	22,752	63,950
Interest expense:
Borrowings		(648)	(1,014)	(114)	(295)
Debt securities issued		(74,757)	(205,243)	(57,560)	(160,837)
Others		(19)	(61)	(10)	(33)
		(75,424)	(206,318)	(57,684)	(161,165)
Net interest expense	~~W~~	(51,953)	(137,306)	(34,932)	(97,215)

14. Net fees and commission income

Net fees and commission income for the nine-month periods ended September 30, 2023 and 2022 are as follows:

c		September 30, 2023		September 30, 2022
		Three- month	Nine- month	Three- month	Nine- month
Fees and commission income:
Royalty	~~W~~	17,375	52,126	18,676	52,750
Others		7	14	4	12
		17,382	52,140	18,680	52,762
Fees and commission expense:
Others		(39)	(396)	(293)	(454)
Net fees and commission income:	~~W~~	17,343	51,744	18,387	52,308

15. Dividend income

Dividend income for the nine-month periods ended September 30, 2023 and 2022 are as follows:

c		September 30, 2023		September 30, 2022
		Three- month	Nine- month	Three- month	Nine- month
Dividends from subsidiaries	~~W~~	-	1,736,958	-	1,439,500
Dividends from hybrid bonds		12,659	36,131	8,704	22,453
	~~W~~	12,659	1,773,089	8,704	1,461,953

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

16. Provision for (reversal of) credit losses allowance

Provision for (reversal of) credit losses allowance for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three- month	Nine- month	Three- month	Nine- month
Provision for (reversal of) credit losses allowance	~~W~~	142	(1,294)	653	(163)

17. General and administrative expenses

General and administrative expenses for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three-month	Nine-month	Three-month	Nine-month
Salaries:
Salary expenses and bonuses	~~W~~	10,618	33,021	9,632	31,844
Severance benefits		474	1,421	619	1,858
Rent		327	792	258	684
Lease		653	828	65	177
Entertainment		541	1,630	672	1,860
Depreciation		975	2,831	806	2,368
Amortization		27	70	13	37
Taxes and dues		151	726	264	721
Advertising		12,072	35,634	13,209	33,532
Others		4,945	16,175	6,217	20,381
	~~W~~	30,783	93,128	31,755	93,462

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won, except per share data)

18. Share-based payments

(a) Performance shares granted as of September 30, 2023 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs

Estimated number of shares vested as of September 30, 2023	216,820	2,662,216

Fair value per share in Korean won (*)	44,222 for Dec. 31, 2019 33,122 for Dec. 31, 2020 37,387 for Dec. 31, 2021 37,081 for Dec. 31, 2022	35,600

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won, except per share data)

18. Share-based payments (continued)

(b) Share-based compensation costs

Based on the share-based payment arrangements held by the Company, the share-based compensation costs for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	~~W~~	2,389	15,072	17,461

		September 30, 2022
		Employees of
		Shinhan Financial Group	Subsidiaries	Total
Performance shares	~~W~~	1,900	15,275	17,175

(c) Accrued expenses

In accordance with the share-based compensation agreements by the Company, accrued expenses as of September 30, 2023 and December 31, 2022 are as follows.

		September 30, 2023
		Accrued expenses
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	~~W~~	13,345	89,376	102,721

(*) As of September 30, 2023, the Company recognized accounts receivable from the subsidiaries for the amount of ~~W~~ 89,376 million, which was payable to employees of the subsidiaries.

		December 31, 2022
		Accrued expenses
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	~~W~~	12,746	91,469	104,215

(*) As of December 31, 2022, the Company recognized accounts receivable from the subsidiaries for the amount of ~~W~~ 91,469 million, which was payable to employees of the subsidiaries.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won, except per share data)

19. Income taxes

Income tax expense (benefit) for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three- month	Nine- month	Three- month	Nine- month
Current income tax expense	~~W~~	2	2	-	-
Temporary differences		(1,720)	22,121	7,422	(7,093)
Income tax recognized directly in equity		-	267	-	(409)
Income tax expense (benefit)	~~W~~	(1,718)	22,390	7,422	(7,502)

20. Earnings (loss) per share

Basic and diluted earnings (loss) per share for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three- month	Nine- month	Three- month	Nine- month
Net profit (loss) for the period	~~W~~	(27,306)	1,703,017	(4,872)	1,345,758
Less:
Dividends to hybrid bonds		(50,939)	(142,893)	(44,815)	(117,058)
Net profit (loss) available for common stock	~~W~~	(78,245)	1,560,124	(49,687)	1,228,700

Weighted average number of common stocks outstanding (*)		516,761,098	520,828,602	530,409,779	531,694,283
Basic and diluted earnings (loss) per share in Korean won	~~W~~	(151)	2,995	(94)	2,311

(*) The number of common shares issued by the Company is 515,504,189 shares. The above weighted average number of common stocks outstanding is calculated by reflecting treasury stocks (10,762,680 shares and 7,814,685 shares for periods ended September 31, 2023 and December 31, 2022, respectively) that are retired and 17,482,000 common stocks converted on May 1, 2023 from preferred stock that were issued on May 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

21. Operating income

Operating income for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three- month	Nine- month	Three- month	Nine- month
Dividend income	~~W~~	12,659	1,773,089	8,704	1,461,953
Fees and commission income		17,382	52,140	18,680	52,762
Interest income		23,471	69,012	22,752	63,950
Gain on financial assets at fair value through profit or loss		19,868	103,748	8,408	29,269
Gain on foreign currency transaction		66,735	138,007	219,747	388,580
Reversal of (provision for) credit loss allowance		(142)	1,294	(653)	163
	~~W~~	139,973	2,137,290	277,638	1,996,677

22. Commitments and contingencies

(a) As of September 30, 2023, the Company has borrowing limit agreements for ~~W~~ 100 billion with Korea Development Bank, ~~W~~ 200 billion with KB Bank, and ~~W~~ 200 billion with Hana Bank and there is no amount executed. As of December 31, 2022, the Company has borrowing limit agreements for ~~W~~ 100 billion with Korea Development Bank and there is no amount executed.

(b) As of September 30, 2023, the Company has a lawsuit (~~W~~ 64 million) filed as a defendant. Though the result is not expected to affect the financial statements significantly, an additional loss may incur.

23. Statement of cash flows

(a) Cash and cash equivalents in the separate statements of cash flows as of September 30, 2023 and December 31, 2022 are as follows:

		September 30, 2023	December 31, 2022
Due from financial institutions with a maturity less than three months from date of acquisition	~~W~~	17	2,186

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

23. Statement of cash flows (continued)

(b) Changes in liabilities arising from financing activities for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2023	~~W~~	20,000	9,815,457	979	9,836,436
Changes from cash flows		43,763	1,003,713	(1,272)	1,046,204
Changes from non-cash flows:
Amortization of discount on debentures		901	3,496	62	4,459
Foreign currency difference		-	108,266	-	108,266
Other changes		-	-	1,854	1,854
Balance at September 30, 2023	~~W~~	64,664	10,930,932	1,623	10,997,219

		September 30, 2022
		Borrowings	Debentures	Lease liabilities	Total
Balance at January 1, 2022	~~W~~	-	9,559,553	1,903	9,561,456
Changes from cash flows		20,000	191,479	(1,259)	210,220
Changes from non-cash flows:
Amortization of discount on debentures		-	2,837	33	2,870
Foreign currency difference		-	248,358	-	248,358
Other changes		-	-	685	685
Balance at September 30, 2022	~~W~~	20,000	10,002,227	1,362	10,023,589

24. Related party transactions

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

The Company defines subsidiaries, key managements and their families as a range of related parties in accordance with K-IFRS No.1024, and discloses the amount of transactions between the Company and related parties and the balance of receivables and payables. For details of subsidiaries, refer to 'Note 8'.

(a) Significant transactions with the related parties for the nine-month periods ended September 30, 2023 and 2022 are as follows:

	Account		September 30, 2023		September 30, 2022
			Three- month	Nine- month	Three- month	Nine- month
Revenue:
Shinhan Bank	Interest income	~~W~~	131	382	56	181
〃	Fees and commission income		10,421	31,262	10,421	31,262
〃	Dividend income		-	1,157,105	-	900,000
〃	Reversal of (provision for) credit losses		(7)	234	-	-
Shinhan Card Co., Ltd.	Interest income		13,428	39,191	12,788	34,897
〃	Fees and commission income		3,563	10,688	3,563	10,687
〃	Dividend income		7,977	278,689	3,932	346,177
〃	Reversal of (provision for) credit losses		(56)	545	-	-
〃	Other non-operating income (*1)		86	86	4,893	4,979
Shinhan Securities Co., Ltd.	Interest income		5,011	15,005	5,100	14,467
〃	Fees and commission income		1,276	3,829	1,276	3,829
〃	Dividend income		2,517	107,600	2,589	107,424
〃	Reversal of (provision for) credit losses		(50)	255	(230)	58
Shinhan Life Insurance Co., Ltd.	Fees and commission income		1,184	3,552	2,484	4,176
〃	Dividend income		-	162,257	-	-
〃	Reversal of (provision for) credit losses		(1)	2	-	-
Shinhan Capital Co., Ltd.	Interest income		3,571	10,673	3,588	10,564
〃	Fees and commission income		473	1,417	473	1,417
〃	Dividend income		2,164	51,964	2,183	47,682
〃	Reversal of (provision for) credit losses		(18)	208	-	-
Jeju Bank	Fees and commission income		58	173	58	173
〃	Dividend income		-	2,420	-	2,420
〃	Reversal of credit losses		-	1	-	-
Shinhan Credit Information Co., Ltd. (*2)	Fees and commission income		-	-	-	2
Shinhan Asset Management Co., Ltd.	Interest income		-	-	135	402
〃	Fees and commission income		97	291	97	291
〃	Dividend income		-	7,000	-	53,000
〃	Reversal of (provision for) credit losses		-	2	(30)	237
Shinhan DS	Interest income		146	423	116	345
〃	Fees and commission income		8	19	7	17
〃	Reversal of (provision for) credit losses		(1)	8	-	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

Shinhan Fund Partners Co., Ltd. (*3)	Fees and commission income	33	98	33	98
〃	Dividend income	-	6,054	-	5,251
Shinhan Savings Bank	Interest income	671	2,009	670	2,546
〃	Fees and commission income	88	266	90	267
〃	Reversal of (provision for) credit losses	(4)	42	-	-

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

24. Related party transactions (continued)

(a) Significant transactions with the related parties for the nine-month periods ended September 30, 2023 and 2022 are as follows (continued):

Account		September 30, 2023			September 30, 2022
			Three- month	Nine- month	Three- month	Nine- month
Revenue:
Shinhan REITs Management Co., Ltd.	Fees and commission income		21	63	21	63
Shinhan Asset Trust Co., Ltd.	Fees and commission income		141	423	141	423
〃	Reversal of credit losses		-	-	-	1
Shinhan Venture Investment Co., Ltd.	Interest income		514	1,329	299	548
〃	Fees and commission income		20	59	20	59
〃	Reversal of (provision for) credit losses		(1)	5	324	338
		~~W~~	53,461	1,895,629	55,097	1,584,281

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

24. Related party transactions (continued)

(a) Significant transactions with the related parties for the nine-month periods ended September 30, 2023 and 2022 are as follows (continued):

Related party	Account		September 30, 2023		September 30, 2022
			Three- month	Nine- month	Three- month	Nine- month
Expense:
Shinhan Bank	Interest expenses	~~W~~	(267)	28	3	12
〃	General and administrative expenses		611	1,098	308	941
〃	Provision for credit losses		-	-	25	75
Shinhan Card Co., Ltd.	Interest expenses		1	6	-	2
〃	General and administrative expenses		28	149	16	48
〃	Provision for (reversal of) credit losses		-	-	(136)	324
Shinhan Securities Co., Ltd.	Interest expenses		42	113	43	128
〃	Fees and commission expense (*4)		380	1,212	180	876
〃	General and administrative expenses		26	65	7	7
Shinhan Life Insurance Co., Ltd.	Interest expenses		220	653	436	658
〃	Provision for credit losses		-	-	-	1
Shinhan Capital Co., Ltd.	Provision for (reversal of) credit losses		-	-	(18)	111
Shinhan DS	General and administrative expenses		562	1,425	471	1,210
〃	Provision for (reversal of) credit losses		-	-	(3)	55
Shinhan Savings Bank	Provision for credit losses		-	-	1	223
Shinhan Asset Trust Co. Ltd.	Provision for credit losses		-	5	-	-
Shinhan REITs Management Co., Ltd.	Provision for credit losses		1	1	2	5
Shinhan A.I. Co. Ltd.	General and administrative expenses		10	30	10	30
〃	Provision for credit losses		-	-	2	3
		~~W~~	1,614	4,785	1,347	4,709

(*1) Other non-operating income for 2022 includes disposal gains from the sale of Shinhan Credit Information. ~~W~~20,354 million was received from Shinhan Card Co., Ltd. for this transaction.

(*2) On July 28, 2022, the entire shares of Shinhan Credit Information Co., Ltd. was sold to Shinhan Card., Ltd., and the transaction above occurred prior to the sale.

(*3) On April 3, 2023, Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners Co., Ltd.

(*4) It consists of commissions paid for acquisitions of hybrid bonds and trading commissions paid for retirement of treasury stock. It was directly deducted from the equity.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

24. Related party transactions (continued)

(b) Significant balances with the related parties as of September 30, 2023 and December 31, 2022 are as follows:

Creditor	Debtor	Account		September 30, 2023	December 31, 2022
Assets:
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Cash and due from banks	~~W~~	20	2,187
〃	〃	Property and equipment		354	-
〃	〃	Other assets		222,303	481,007
〃	Shinhan Card Co., Ltd.	Financial assets at fair value through profit or loss (*1)		673,685	342,959
〃	〃	Loans		2,258,264	2,224,939
〃	〃	Reserve for loan losses		(1,058)	(1,573)
〃	〃	Property and equipment		180	122
〃	〃	Other assets		96,522	105,364
〃	Shinhan Securities Co., Ltd.	Financial assets at fair value through profit or loss (*2)		320,039	285,306
〃	〃	Loans		789,398	743,905
〃	〃	Reserve for loan losses		(370)	(526)
〃	〃	Property and equipment		97	-
〃	〃	Other assets		74,948	188,626
〃	Shinhan Life Insurance Co., Ltd.	Other assets		8,121	8,348
〃	Shinhan Capital Co., Ltd.	Financial assets at fair value through profit or loss (*3)		229,168	218,119
〃	〃	Loans		848,960	833,460
〃	〃	Reserve for loan losses		(398)	(589)
〃	〃	Other assets		51,039	56,859
〃	Shinhan Asset Management Co., Ltd.	Other assets		5,857	6,462
〃	Jeju Bank	Other assets		2,463	2,681
〃	Shinhan DS	Loans		14,803	20,000
〃	〃	Reserve for loan losses		(7)	(14)
〃	〃	Property and equipment		432	585
〃	〃	Intangible assets		58	-
〃	〃	Other assets		4,708	3,590
〃	Shinhan Fund Partners Co., Ltd. (*4)	Other assets		754	878

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

24. Related party transactions (continued)

(b) Significant balances with the related parties September 30, 2023 and December 31, 2022 are as follows (continued):

Creditor	Debtor	Account		September 30, 2023	December 31, 2022
Assets:
〃	Shinhan Savings Bank	Loans		150,000	150,000
〃	〃	Reserve for loan losses		(70)	(106)
〃	〃	Other assets		6,341	12,433
〃	Shinhan Asset Trust Co. Ltd.	Other assets		11,809	891
〃	Shinhan REITs Management Co., Ltd.	Other assets		2,119	545
〃	Shinhan A.I. Co., Ltd.	Other assets		298	267
〃	Shinhan Venture Investment Co., Ltd.	Loans		49,855	40,000
〃	〃	Reserve for loan losses		(23)	(28)
〃	〃	Other assets		1,108	154
〃	Shinhan EZ General Insurance, Ltd.	Other assets		64	26
			~~W~~	5,821,841	5,726,877
Liabilities:
Shinhan Bank	Shinhan Financial Group Co., Ltd.	Other liabilities	~~W~~	40,563	1,814
Shinhan Card Co., Ltd.	〃	Other liabilities		22,253	22,348
Shinhan Securities Co., Ltd.	〃	Other liabilities		182,016	31
Shinhan Life Insurance Co., Ltd.	〃	Debt security issued in Korean won		30,000	30,000
〃	〃	Other liabilities		95,785	115,629
Shinhan Capital Co., Ltd.	〃	Other liabilities		2	1
Shinhan DS	〃	Other liabilities		256	186
Shinhan Savings Bank	〃	Other liabilities		2,915	45
Shinhan A.I. Co., Ltd.	〃	Other liabilities		117	123
Shinhan Venture Investment Co., Ltd.	〃	Other liabilities		4	1,222
			~~W~~	373,911	171,399

(*1) The balance arises from the purchase of hybrid bonds, and it includes a gain of ~~W~~ 30,726 million and a loss of ~~W~~ 57,041 million on financial assets at fair value through profit or loss for the period ended September 30, 2023 and for the year ended December 31, 2022, respectively.

(*2) The balance arises from the purchase of hybrid bonds, and it includes a gain of ~~W~~ 17,286 million and a loss of ~~W~~ 53,786 million on financial assets at fair value through profit or loss for the period ended September 30, 2023 and for the year ended December 31, 2022, respectively.

(*3) The balance arises from the purchase of hybrid bonds, and it includes a gain of ~~W~~ 11,049 million and a loss of ~~W~~ 29,063 million on financial assets at fair value through profit or loss for the period ended September 30, 2023 and for the year ended December 31, 2022, respectively.

(*4) On April 3, 2023, Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

24. Related party transactions (continued)

(c) Right-of-use assets and lease liabilities recognized through lease transactions with related parties as of September 30, 2023 and December 31, 2022 are as follows:

Related parties		September 30, 2023	December 31, 2022
Right-of-use assets
Shinhan Bank	~~W~~	354	-
Shinhan Card Co., Ltd.		180	122
Shinhan Securities Co., Ltd.		97	-
	~~W~~	631	122

Lease liabilities
Shinhan Bank	~~W~~	232	-
Shinhan Card Co., Ltd.		199	135
Shinhan Securities Co., Ltd.		98	-
	~~W~~	529	135

(d) Financing transaction

Major financing transactions with related parties for the nine-month period ended September 30, 2023 and for the year ended December 31, 2022 are as follows:

		September 30, 2023
		Beginning balance	Lending	Purchases (*1)	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,567,898	100,000	300,000	(100,000)	64,051	2,931,949
Shinhan Securities Co., Ltd.		1,029,211	-	-	-	80,226	1,109,437
Shinhan Capital Co., Ltd.		1,051,580	-	-	-	26,549	1,078,129
Shinhan Savings Bank		150,000	-	-	-	-	150,000
Shinhan DS		20,000	15,000	-	(20,000)	(197)	14,803
Shinhan Venture Investment Co., Ltd.		40,000	90,000	-	(80,000)	(145)	49,855
	~~W~~	4,858,689	205,000	300,000	(200,000)	170,484	5,334,173

(*1) It includes an acquisition of hybrid bonds, issued by the subsidiary, for the amount of ~~W~~ 90,000 million from Shinhan Securities Co., Ltd., the underwriter.

(*2) Other transactions include financial asset assessment, foreign currency translation, etc.

		December 31, 2022
		Beginning balance	Lending	Purchases (*1)	Collection	Others (*2)	Ending balance
Shinhan Card Co., Ltd.	~~W~~	2,189,765	300,000	400,000	(300,000)	(21,867)	2,567,898
Shinhan Securities Co., Ltd.		1,013,093	-	-	-	16,118	1,029,211
Shinhan Capital Co., Ltd.		1,064,283	-	-	-	(12,703)	1,051,580
Shinhan Asset Management Co., Ltd. (*3)		38,000	-	-	(38,000)	-	-
Shinhan Savings Bank		200,000	-	-	(50,000)	-	150,000
Shinhan DS		24,000	20,000	-	(24,000)	-	20,000
Shinhan Venture Investment Co., Ltd.		16,000	180,000	-	(156,000)	-	40,000
	~~W~~	4,545,141	500,000	400,000	(568,000)	(18,452)	4,858,689

(*1) It includes an acquisition of hybrid bonds, issued by the subsidiary, for the amount of ~~W~~ 190,000 million from Shinhan Securities Co., Ltd., the underwriter.

(*2) Other transactions include financial asset assessment, foreign currency translation, etc.

(*3) It is the lending balance with Shinhan Alternative Investment Management Inc. before the merger.

24. Related party transactions (continued)

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)

(e) Management Compensation

Compensation for key management for the nine-month periods ended September 30, 2023 and 2022 are as follows:

		September 30, 2023		September 30, 2022
		Three- month	Nine- month	Three-month	Nine- month
Short-term employee benefits	~~W~~	1,695	4,847	1,590	5,672
Severance benefits		40	118	46	139
Share-based payment expenses (*)		835	2,081	22	1,613
	~~W~~	2,570	7,046	1,658	7,424

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

(f) Shinhan Securities Co., Ltd., a subsidiary, acquired debt securities and hybrid bonds of ~~W~~ 360 billion and ~~W~~ 358 billion issued by the Company for the nine-month periods ended September 30, 2023 and 2022, respectively.

(g) As of September 30, 2023, ~~W~~ 4 billion is the agreed limit for credit card use that is provided by Shinhan Card Co., Ltd., a subsidiary of the Company.

25. Events after the reporting period

(a) Quarterly dividend resolution

The Company decided to pay a quarterly dividend of ~~W~~ 525 per share for common stock based on the resolution of the board of directors on October 25, 2023. The total amount of dividends is ~~W~~ 270,636 million, and the dividend base date is September 30, 2023.

(b) Treasury stock acquisition and retirement

To enhance the shareholders’ value, the Company made a decision on the acquisition and retirement of treasury stock amounted to ~~W~~ 100 billion based on the resolution of the board of directors on October 25, 2023.

26. Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Company uses forward-looking information to estimate expected credit losses in accordance with K-IFRS No.1109 ‘Financial Instruments’, and there have been significant changes in forward-looking information due to the spread of the COVID-19 virus. The estimated probability of default and the estimated loss given default are re-estimated using changed forward-looking information on GDP growth rate, private consumption index growth rate, etc., which are major variables for calculating the default rate. The Company will continue to monitor the domestic and global economic uncertainty and the impact of the COVID-19 on the economy.